October 7, 2016

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549-9303

Attn.:	Ms. Anne Nguyen Parker Assistant Director
Office of Transportation and Leisure

Re:	SenesTech, Inc.
Registration Statement on Form S-1
Filed September 21, 2016
File No. 333-213736

Dear Ms. Parker:

On behalf of SenesTech, Inc. (the “Company”), we submit this letter to you in connection with comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced filing, received by the Company by letter dated October 4, 2016. In this letter, we have recited the comments of the Staff set forth in the October 4, 2016 letter in italicized type, and followed each comment with the Company’s response. Simultaneously herewith, the Company is filing with the Commission an Amendment No. 1 to Registration Statement on Form S-1 (the “Registration Statement”) and supplementally providing, for the Staff’s review, a version of the Registration Statement marked to show changes from the Registration Statement on Form S-1 filed with the Commission on September 21, 2016. All page numbers refer to the Registration Statement filed simultaneously herewith.

General

Staff Comment No. 1:

1. We note your correspondence dated September 22, 2016 related to your draft cover artwork. Please refer to page 3 and the second graphic. Please revise so that footnotes 1 through 4 are legible.

Company Response No. 1:

In response to the Staff’s comment, enclosed herewith is the revised second graphic of the draft cover artwork, on which the footnotes 1 through 4 are included with larger font size.

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Staff Comment No. 2:

2. We note from your disclosure in footnote (2) on page F-11 that the unaudited pro forma balance sheet reflects the consideration received of $6.2 million from the shares of stock issued in the Rights Offering as well as the repayment of $381,749 related to the Revised Note. In light of the fact that both the receipt of cash and repayment of the Revised Note are included in the historical financial statements as of June 30, 2016, please revise to remove this note related to the pro forma financial information. Your Capitalization table on page 30 should also be revised to indicate that this amount is included in the historical amounts as of June 30, 2016 and should not be reflected as a pro forma adjustment.

Company Response No. 2:

The Company has revised the Registration Statement on pages 11, 30, 32, F-45, and F-48 to delete disclosure that indicates that such events should be included within the pro-forma adjustments and, as appropriate, to remove the relevant note(s) related to the pro forma financial information.

Staff Comments Nos. 3, 4 and 5:

3. We note your disclosure on page 40 that pursuant to your license agreement with Neogen you earned $93,000 in revenue for each of the six months ended June 30, 2015 and 2016 due to the achievement of certain milestones and tasks under the license agreement. Please reconcile with this section which does not reference any milestone payments. Additionally, with respect to milestone payments, please revise to disclose the total aggregate milestone payments that may be paid under the agreement and the total aggregate milestone payments paid or received to date.

4. We note your disclosure that pursuant to your license agreement with Neogen you will be entitled to a license fee payable over three years following EPA approval of ContraPest. Given your revenue stream to date, these license fees appear to be material to the company. Please revise to disclose the total aggregate license fees that may be paid under the agreement and the total aggregate license fees paid or received to date. In this regard, we note that certain of this information is disclosed on page F-33 in Note 14 to your financial statements.

5. We note your disclosure that pursuant to your license agreement with Neogen you will be entitled to a semi-annual ongoing royalty based on a percentage of sales. Please revise to disclose the potential range of royalty payments. For example, “low-single-digits,” “high-single-digits” or a reasonable range.

Company Responses Nos. 3, 4 and 5:

The Company has revised the Registration Statement on page 54 to disclose the requested information regarding the license agreement with Neogen.

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Staff Comment No. 6:

6. Please revise your balance sheet as of December 31, 2015 and June 30, 2016 to reflect the correct total stockholders’ equity (deficit). In this regard, it does not appear that the total stockholders’ equity (deficit) amount is the sum of the individual equity items presented on the balance sheet.

Company Response No. 6:

The Company has revised the Registration Statement on pages F-5, F-40 and F-42 to reflect the correct total stockholders’ equity (deficit) as of December 31, 2015 and June 30, 2016.

* * * * *

Please direct all correspondence, notices and orders issued with respect to this matter to the undersigned. If you would like to discuss this matter by telephone, my direct line is (206) 676-7118.

Sincerely,

Summit Law Group, PLLC
a professional limited liability company

/s/ Andrew W. Shawber

Andrew W. Shawber

cc:	Loretta P. Mayer and Thomas C. Chesterman (SenesTech, Inc.)
Laura A. Bertin

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